July 29, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention:	Matthew Crispino
Rebekah Lindsey
Craig Wilson
Gabriel Eckstein
Barbara C. Jacobs

Re:                             AmeriQuest, Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S-1
File No. 333-207897

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AmeriQuest, Inc. (the “Company”) hereby requests that the Company’s registration statement filed on Form S-1 (File No. 333-207897), together with all exhibits and amendments thereto, as initially filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2015 (the “Registration Statement”) be withdrawn effective as of the date first set forth above.  The Company also requests that the Company’s registration statement filed on Form 8-A, as filed with the Commission on January 20, 2016 (the “8-A”) be withdrawn effective as of the date set forth above.

The Company is making these applications for withdrawal because the Company does not intend to proceed with the public offering of the shares of common stock registered by the Registration Statement at this time.

The Company confirms that neither the 8-A nor the Registration Statement has been declared effective, and no securities have been or will be issued or sold pursuant to the 8-A or the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

In accordance with Rule 457(p) of the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue orders granting the withdrawal of the Registration Statement and the withdrawal of the 8-A effective as of the date first set forth above or at the earliest practicable date hereafter and provide copies of such orders to Michael C. Labriola of Wilson Sonsini Goodrich & Rosati, Professional Corporation, via email at mlabriola@wsgr.com or via facsimile at (202) 973-8899.

Please direct any questions or comments regarding this letter to Michael C. Labriola at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

AmeriQuest, Inc.

by:	/s/ Mark Joyce
Mark Joyce
Executive Vice President and Chief Financial Officer

cc:           Douglas Clark

AmeriQuest, Inc.

Jeffrey D. Saper, Esq.

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Laura Bushnell, Esq.

Keith Townsend, Esq.

Carrie D. Ratliff, Esq.

King & Spalding LLP